UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 11, 2024

Assure Holdings Corp.

(Exact name of registrant as specified in its charter)

Nevada	001-40785	82-2726719
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7887 East Belleview Avenue, Suite 240 Denver, CO	80111
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 720-287-3093

_____________________________________________

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	IONM	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Asset Purchase Agreement

On March 11, 2023, Assure Holdings Corp., a Nevada corporation (“Assure” or “Parent”), and its subsidiaries, Assure Neuromonitoring, LLC, Assure Networks, LLC, Assure Networks Texas Holdings, LLC and Assure Networks Texas Holdings II, LLC (collectively, the “Sellers’) entered into an asset purchase agreement (the “APA”) with National Neuromonitoring Services, LLC (“Purchaser”). Upon the terms and subject to the satisfaction of the conditions described in the APA, Parent and the Sellers will sell to Purchaser (or a subsidiary of Purchaser) certain assets of the Sellers, as described below, and Purchaser has agreed to assume certain liabilities and obligations of the Sellers, as described below (the “Sale Transaction”).

The assets being acquired by Purchaser from each Seller (the “Acquired Assets”) include: (a) all inventory and clinical supplies of such Seller; (b) all tangible personal property of such Seller; (c) subject to certain limitations set forth in the APA, all right, title and interest of such Seller in, to and under the contracts set forth on Schedule 2.1(c) (the “Transferred Contracts”); (d) to the extent their transfer is permitted under applicable law, all Permits utilized by such Seller in the conduct of the business of the Sellers (the “Business”) and all correspondence and records in respect of such permits; (e) all intangible assets of such Seller, including intellectual property, goodwill and going concern value, all other intangible rights of such Seller, all rights of such Seller to the names “Assure Neuromonitoring”, “NervePro”, “Innovation Neuromonitoring”, “Sentry Neuromonitoring” and/or all other relevant, related and/or derivative names and all telephone or facsimile numbers, domain names, websites, website content, e-mail addresses, social media accounts and passwords used or held for use in connection with the Business; (f) all data related to all surgical cases covered by such Seller and data related to all Accounts Receivable (as defined below) of the Business (including, without limitation, all explanation of benefits and health care financing administration forms), including such Seller’s books and records (provided that the Accounts Receivable shall be an Excluded Asset (as defined below); (g) all express or implied guarantees, warranties, representations, covenants, indemnities and similar rights received or owing to such Seller from third parties relating to the Assumed Liabilities (as defined below) or the Acquired Assets, including third party warranties and guarantees and all related claims, credits, rights of recovery and set-off as to third parties which are held by or in favor of such Seller and relate to the Assumed Liabilities or the Acquired Assets; (h) all rights, causes of actions and claims of such Seller against third parties relating to the Acquired Assets or the Business, whether choate or inchoate, matured or unmatured, known or unknown, contingent or non-contingent; and (i) any other assets used or held for use exclusively in connection with the Business on either Closing Date that are not specifically listed above and are not Excluded Assets.

The assets being excluded which will remain the property of each Seller after the Closing (the “Excluded Assets”) include: (a) all accounts receivables of such Seller, all billed and unbilled work in process arising from the Business and all claims, contract rights and judgments relating thereto or against other third parties, including but not limited to, all of such Seller’s rights to any proofs of claim filed against account debtors (the “Accounts Receivable”); (b) all cash as of the First Closing Date (as defined below) and the Second Closing Date (as defined below); (c) all contracts set forth on Schedule 2.2(c); (d) all employee benefit plans; (e) all equity interests in such Seller or any subsidiary of such Seller; (f) the organizational documents, minute books, books of account or other records having to do with the organization of such Seller; (g) all of such Seller’s federal, state, and local income tax returns and records (provided that such Parent has made available copies of such tax returns and records to Purchaser prior to the closings) and any rights to tax refunds for periods prior to first closing or the second closing, including without limitation any rights to employee retention tax credits of the Sellers or Parent; (h) all personnel files and payroll records related to employees of such Seller who are not transferred employees; (i) such Seller’s rights, claims and counterclaims of any kind and nature against any Person as to the Excluded Assets and Retained Liabilities (as defined below); (j) the rights of such Seller under the APA and the ancillary agreements; (k) any capital equipment used exclusively by the accounting team, the revenue cycle management team and the leadership team of such Seller; and (l) the assets set forth on Schedule 2.2(l).

The liabilities being assumed by the Purchaser from each Seller (the “Assumed Liabilities”) include: (a) to the extent relating to periods beginning on and after the applicable closing at which such Transferred Contracts were assigned to Purchaser, the liabilities of such Seller under the Transferred Contracts (provided that Purchaser shall not assume any liabilities for any breach or default under any Transferred Contract outstanding at either Closing relating to events occurring on or before such Closing); (b) except as specifically provided in the APA, all liabilities and obligations of Purchaser relating to employee benefits, compensation or other arrangements with respect to any transferred employee arising on or after the applicable closing at which such transferred employee was transferred to Purchaser; (c) all liabilities and obligations for (i) taxes relating to the Business, the Acquired Assets or the Assumed Liabilities for any taxable period ending on or prior to the First Closing Date and Second Closing Date, respectively, and (ii) taxes for which Purchaser is liable pursuant to the tax provisions in the APA; and (d) all liabilities arising out of or relating to Purchaser’s ownership or operation of (i) the Business and the First Closing Assets (as defined below) on or prior to the First Closing Date or (ii) the Business and the Second Closing Assets (as defined below) on or prior to the Second Closing Date.

The liabilities being retained by each Seller after the Closing include (a) all liabilities of such Seller for indebtedness; (b) all liabilities of such Seller for taxes, including, without limitation, (i) all liabilities for taxes with respect to ownership of the Acquired Assets or the operation of the Business arising or relating to taxable events occurring on or prior to the applicable Closing Date for such Acquired Assets, (ii) all liabilities for taxes arising in connection with, or resulting from, the consummation of the transactions contemplated by the APA, and (iii) all liabilities for the taxes of any other person as a transferee, successor, by Contract, by applicable law or otherwise; (c) all liabilities arising from any proceeding involving such Seller, the Business or any affiliate of such Seller, whether arising prior to, pending on, or arising after the applicable Closing Date relating to events occurring on or prior to the applicable Closing, including without limitation the litigation matters listed in the Disclosure Schedule; (d) all liabilities of such Seller to its current or former employees; (e) any liabilities of such Seller under any employee benefit plans, including any liability for withdrawal from, or termination of, such employee benefit plans, and any tax arising from such employee benefit plans or result of any transaction with or by such employee benefit plans; (f) all liabilities of such Seller to any current or former member, manager, officer, employee or affiliate of such Seller, including, without limitation, any liability arising out of or related to any loan, or any accrued interest related thereto, from any member, manager, officer, employee or affiliate to such Seller; (g) any liability to, or arising under any workers’ compensation program to which premiums or contributions are required to be paid; (h) any liability as a result of, arising out of or relating to any (i) billing or payment review, billing or payment audit, recoupment or repayment proceeding, or other proceeding, or appeals related thereto or settlements arising therefrom, brought by, on behalf of or before, any commission, board, agency or other government authority, payor or any other third party, including any state department of health or any other state or federal agency with respect to any payments received by such Seller for services rendered prior to the First Closing or the Second Closing, or (ii) services arranged for or provided by or on behalf of such Seller prior to the First Closing or the Second Closing; (i) all liabilities related to the Excluded Assets, including any Liabilities arising at any time under any Excluded Contract; (j) all liabilities of such Seller or any affiliate of such Seller with respect to releases of hazardous materials or violations of environmental laws prior to the First Closing or the Second Closing; (k) any and all other liabilities relating to the Business or (i) the First Closing Acquired Assets, other than the Assumed Liabilities, which are related to acts, omissions, circumstances or events, existing, occurring or arising at or prior to the First Closing and (ii) the Second Closing Acquired Assets, other than the Assumed Liabilities, which are related to acts, omissions, circumstances or events, existing, occurring or arising at or prior to the Second Closing; (l) any liability of such Seller incurred in connection with the execution, delivery and performance of the APA or any ancillary agreement; and (m) the Liabilities set forth on Schedule 2.4(m).

The aggregate consideration payable to Sellers for the sale, assignment, transfer, conveyance and delivery of the Acquired Assets to Purchaser shall be an amount equal to Two Million Five Hundred Thousand Dollars ($2,500,000) payable at the First Closing, plus the Earnout Amount (as defined below), if any (the “Purchase Price”), payable in cash by wire transfer in federal funds or other immediately available funds to such account(s) as Sellers may designate in writing at least two (2) Business Days prior to the First Closing Date.

The Earnout Amount is payable based upon the case volume for the period beginning on the First Closing Date and ending on the date that is twelve (12) months after the First Closing Date, as follows:

(i)	If the Case Volume for the Earnout Period is more than 8,000 but less than 10,000, then Sellers will receive an Earnout Payment in an amount equal to Seven Hundred Fifty Thousand Dollars ($750,000); or

(ii)	If the Case Volume for the Earnout Period is more than 10,000 but less than 11,000, then Sellers will receive an Earnout Payment in an amount equal to One Million Five Hundred Thousand Dollars ($1,500,000); or

(iii)	If the Case Volume for the Earnout Period is more than 11,000, then Sellers will receive an Earnout Payment in an amount equal to Two Million Dollars ($2,000,000)

The closing of the purchase and sale of the First Closing Acquired Assets contemplated by the APA (the “First Closing”) will take place on a date which is no later than five (5) Business Days after the satisfaction or waiver of all conditions precedent to the First Closing, and the parties respective obligations with respect thereto; provided, however, that the First Closing shall not occur later than March 22, 2024 (the “First Closing Date”). The closing of the purchase and sale of the Second Closing Acquired Assets contemplated by this Agreement (the “Second Closing”) will take place on a date which is no later than five (5) Business Days after the satisfaction or waiver of all conditions precedent to the Second Closing, and the parties respective obligations with respect thereto (the “Second Closing Date”). The First Closing Acquired Assets means the Acquired Assets related to any Seller other than Assure Neuromonitoring Arizona, LLC and Assure Neuromonitoring Montana, LLC. The Second Closing Acquired Assets means the Acquired Assets related to Neuromonitoring Arizona, LLC and Assure Neuromonitoring Montana, LLC.

The APA contains customary representations, warranties and covenants of Parent and the Sellers and Purchaser, including covenants relating to the conduct of the Business from the date of signing the Closings. Under the terms of the APA, Assure has also agreed not to solicit from any person an acquisition proposal (as defined in the APA) for the Acquired Assets. The APA contains a limited contractual ability for the Board of Parent, in accordance with its fiduciary duties to the stockholders, to permit due diligence, negotiation of the terms of a purchase agreement and termination of the APA and upon receipt of an unsolicited acquisition proposal that the Board of Parent reasonably believes is a superior offer or is reasonably likely to result in a superior proposal, subject to certain terms and conditions therein, including providing Purchaser notice of the superior offer and time to make a counter-proposal to amend the terms of the APA.

Under the SPA, Parent and Sellers, on the one hand, and Purchase, on the other hand, have agreed to provide limited indemnification to each other with respect to certain matters, in each case capped at a maximum amount of $750,000.

The closing of the Sale Transaction is subject to customary closing conditions, including, among other things, (i) the accuracy of the representations and warranties of the parties made in the APA, subject to materiality qualifiers, (ii) compliance by the parties with their respective covenants under the APA, (iii) receipt of necessary consents, and (iv) no proceedings threatened or pending in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with the transactions contemplated under the APA . The obligation of Purchaser to close on the Sale Transaction is also subject to satisfaction of certain additional conditions, including, among other things, (i) no material adverse effect in relation to the Sellers and the Business, (ii) completion of remaining due diligence, (iii) entry of Sellers and Parent into a Nomination Agreement (as defined below) and (iv) receipt of Seller deliverables as set forth in the APA. The obligations of Parent and Sellers to close on the Sale Transaction is also subject to satisfaction of certain additional conditions, including, among other things, (i) the Second Closing is contingent upon the closing of the Parent’s merger transaction with Danam Health, Inc. and (ii) receipt of closing deliverables from Purchaser.

At closing, the Sellers will deliver customary closing documents, including, among other things, (i) an assignment of assets, (ii) a non-competition agreement, (iii) transaction bonus award agreements, (iv) the Nominee Agreement, (v) an assignment of intellectual property rights, (vi) evidence of amendments to articles of organization or certificates of formation changing Sellers name in all applicable jurisdictions, (vii) termination statements for any liens, (vii) Seller resolutions, (viii) Seller certificates of good standing, (ix) officer certificates, (x) tax forms and (xi) evidence of tail insurance. At closing, the Purchaser will deliver customary closing documents, including, among other thing, (i) the Purchase Price, (ii) the countersigned assignment of assets, (iii) the countersigned noncompetition agreement, (iii) the countersigned transaction bonus agreements, (iv) the countersigned Nominee Agreement, (v) the countersigned intellectual property assignment agreement, (vi) a license for Sellers to use Seller names in relation to the collection of Accounts Receivable, (vii) officer certificates and (viii) a certificate of good standing.

In connection with the First Closing, the Sellers have agreed to enter into a nominee agreement (the “Nominee Agreement”) pursuant to which certain Sellers shall agree to remain as going concern entities in good standing in all requisite jurisdictions for the purpose of continuing to hold certain assets that are not acquired by Purchaser hereunder, including, without limitation, certain assets that are not acquired due to transfer restrictions or consent to assignment limitations. The Nominee Agreement shall set forth the parties’ rights and obligations regarding certain Seller’s acting as a nominee during the 12-month period, or such shorter period following the First Closing as set forth in the Nominee Agreement (the “Nominee Period”) for the Nominee Assets, as hereinafter defined. The “Nominee Assets” shall mean those assets, including, without limitation, certain Contracts, identified by the parties as impractical to transfer at either Closing, but material to the post-Closing operations of Purchaser. In connection with the foregoing, certain Sellers shall, for the duration of the Nominee Period, continue their commercial general liability insurance policies in place as of the First Closing and shall maintain such other insurance coverages as are customary and standard for the industry in which such Seller operates. In addition, following the Nominee Period, certain Sellers shall maintain their existing medical malpractice insurance or purchase tail insurance to cover claims arising against such Seller prior to either Closing as set forth in the APA. Purchaser shall pay all ordinary operating expenses of such Sellers including, but not limited to, any taxes owed as result of such Seller’s operations during the Nominee Period based on a budget that is consistent historically with the expenses of the Business (but expressly excluding any compensation paid to the principals of such Seller), including certain insurance related expenditures associated with customary insurance and tail insurance required herein and as set forth in the Nominee Agreement, on behalf of such Seller; provided, however, that Purchaser shall have no liability for any taxes arising prior to the effective date of the Nominee Agreement, and Sellers and Parent shall joint and severally indemnify, defend and hold harmless the Purchaser Indemnified Parties (as defined in the APA) from any all damages arising in connection therewith. In addition, during the Nominee Period, Sellers and Purchaser shall identify and mutually agree upon certain employees and service providers who will continue to act on behalf of Sellers, as agents, employees, or representatives of Sellers or as a vendor to Sellers.

Additionally, in connection with the Closings, the Sellers will enter into customary non-compete agreements with the Purchaser agreeing not to compete with the Purchaser in the jurisdictions covered by the Business related to the Acquired Assets.

The Sellers and Parent have agreed to indemnify the Purchaser against any and all damages asserted against, resulting from or to, imposed upon, or incurred or suffered by any Purchaser Indemnified Party as a result of or arising from: (a) any inaccuracy in or breach of any of the representations or warranties made by any Seller or Parent in the APA or any ancillary agreement; (b) any breach or non-performance of any covenant or agreement to be performed by any Seller or Parent under the APA or any ancillary agreement; (c) any tax owed by or imposed on any Seller or Parent arising from the operation of the Business or (i) First Closing Acquired Assets for any taxable period prior to the First Closing Date and (ii) Second Closing Acquired Assets for any taxable period prior to the Second Closing Date , other than Taxes for which Purchaser is responsible for paying pursuant to the terms of this Agreement; (d) any indebtedness of Sellers; (e) any transaction expenses; (f) any costs, expenses or liabilities arising in connection with Sellers’ obligations under proration provisions in the APA; or (g) any Retained Liabilities.

The Purchaser has agreed to indemnify the Sellers and Parent against any and all damages asserted against, resulting from or to, imposed upon, or incurred or suffered by any Purchaser Indemnified Party as a result of or arising from: (a) any inaccuracy in or breach of any of the representations or warranties made by Purchaser in the APA or any ancillary agreement; (b) any breach or non-performance of any covenant or agreement to be performed by Purchaser under the APA or any ancillary agreement; (c) any costs, expenses or liabilities arising in connection with Purchaser’s transaction costs and performance under the APA; or (g) any Assumed Liabilities.

The liability of Sellers and Parent for indemnification to Purchaser is capped at a maximum amount of $750,000, except for claims of intentional misrepresentation, willful misconduct, or fraud.

The parties may terminate the APA upon mutual consent. Either Purchaser, on the one hand, or Parent and Sellers, on the other may terminate the APA for (i) a material breach, inaccuracy in or failure to perform any representations, warranty, covenant or agreement made by the other party, subject to notice and 15 business days to cure, (ii) the First Closing has not closed by March 22, 2023 or (iii) a court order, decree or ruling or an order, decree or ruling of a governmental authority permanently restrains or prohibits the consummation of the Sale Transaction. The Purchase may terminate the APA if the Board of Parent withdraws or modifies its recommendation of the Sale Transaction. The Sellers and Parent may terminate the APA if they have concurrently entered into an agreement with respect to a superior proposal.

In the event that Sellers and Parent, on the one hand, or Purchaser, on the other, terminates the APA pursuant to certain of the sections set forth above, Sellers and Parent will be required to pay Purchaser a termination fee of $150,000 or Purchaser will be required to pay Sellers and Parent a termination fee of $150,000.

The foregoing description of the material terms of the APA does not purport to be complete and is qualified in its entirety by reference to the full text of the APA, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and are incorporated herein by reference.

The APA has been attached to this Current Report on Form 8-K to provide investors with information regarding its terms. The APA is not intended to provide any other factual information about any party thereto or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the APA were made only for purposes of the APA as of the specific dates set forth therein, were solely for the benefit of the parties thereto, may be subject to important qualifications and limitations agreed upon by the parties for the purposes of allocating contractual risk among such parties of establishing these matters as facts, and may be subject to standards of materiality applicable to such contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties to the APA or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the APA, which subsequent information may or may not be fully reflected in Assure’s public disclosures

Additional Information and Where to Find It

This communication may be deemed to be solicitation material with respect to the proposed transactions between Assure and Danam. In connection with the proposed transaction, Assure intends to file relevant materials with the United States Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that will contain a prospectus and a proxy statement. Assure will mail the proxy statement/prospectus to the Assure and Danam stockholders, and the securities may not be sold or exchanged until the registration statement becomes effective.

Investors and securityholders of Assure and Danam are urged to read these materials when they become available because they will contain important information about Assure, Danam and the proposed transactions. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Assure may file with the SEC or send to securityholders in connection with the proposed transactions. Investors and securityholders may obtain free copies of the documents filed with the SEC, once available, on Assure’s website at www.assureneuromonitoring.com, on the SEC’s website at www.sec.gov or by directing a request to Assure at 7887 E. Belleview Ave., Suite 240, Denver, Colorado, USA 80111, Attention: John Farlinger, Chief Executive Officer; or by email at ir@assureiom.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Each of Assure and Danam and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Assure in connection with the proposed transaction. Information about the executive officers and directors of Assure are set forth in Assure’s Definitive Proxy Statement on Schedule 14A relating to the 2023 Annual Meeting of Stockholders of Assure, filed with the SEC on December 5, 2023. Other information regarding the interests of such individuals, who may be deemed to be participants in the solicitation of proxies for the stockholders of Assure will be set forth in the proxy statement/prospectus, which will be included in Assure’s registration statement on Form S-4 when it is filed with the SEC. You may obtain free copies of these documents as described above.

Cautionary Statements Regarding Forward-Looking Statements

This press release contains forward-looking statements based upon the current expectations of Assure and Danam. Forward-looking statements involve risks and uncertainties and include, but are not limited to, statements about the structure, timing and completion of the proposed transactions; the listing of the combined company on Nasdaq after the closing of the proposed merger; expectations regarding the ownership structure of the combined company after the closing of the proposed merger; the expected executive officers and directors of the combined company; the expected cash position of each of Assure and Danam and the combined company at the closing of the proposed merger; the future operations of the combined company; and other statements that are not historical fact. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely obtain stockholder approval for the transaction, if at all; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Assure and Danam to consummate the proposed merger, as applicable; (iii) risks related to Assure’s ability to manage its operating expenses and its expenses associated with the proposed transactions pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed transactions; (v) the risk that as a result of adjustments to the exchange ratio, Assure stockholders and Danam stockholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of Assure’s common stock; (vii) unexpected costs, charges or expenses resulting from either or both of the proposed transaction; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transactions; (ix) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its business plan; and (x) risks associated with the possible failure to realize certain anticipated benefits of the proposed transactions, including with respect to future financial and operating results. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in Assure’s Annual Report on Form 10-K for the year ended December 31, 2022 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 filed with the SEC, and in other filings that Assure makes and will make with the SEC in connection with the proposed transaction, including the proxy statement/prospectus described under “Additional Information and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Except as required by law, Assure expressly disclaims any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Name

10.1*+	Asset Purchase Agreement dated March 11, 2024
104	Cover Page Interactive Data File (formatted in Inline XBRL and included as Exhibit 101).

 * - Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

+ - * - Portions of this Exhibit (indicated with [***]) have been omitted pursuant to Item 601(b)(10)(iv) as the registrant has determined that (i) the omitted information is not material and (ii) the omitted information is the type that the Registrant treats as private or confidential.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ASSURE HOLDINGS CORP.

Date: March 15, 2024	By:	/s/ John Farlinger
	Name:	John Farlinger
	Title:	Chief Executive Officer